Exhibit 12(a)
FPL GROUP, INC. AND SUBSIDIARIES COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS (a)
Six Months Ended June 30, 2008

(millions of dollars)
Earnings, as defined:
Net income	$458
Income tax benefit	(18)
Fixed charges included in the determination of net income, as below	414
Amortization of capitalized interest	7
Distributed income of equity method investees	34
Less: Equity in earnings of equity method investees	40

Total earnings, as defined	$855

Fixed charges, as defined:
Interest expense	$393
Rental interest factor	14
Allowance for borrowed funds used during construction	7

Fixed charges included in the determination of net income	414
Capitalized interest	25

Total fixed charges, as defined	$439

Ratio of earnings to fixed charges and ratio of earnings
to combined fixed charges and preferred stock dividends (a)	1.95

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(a)

FPL Group, Inc. has no preference equity securities outstanding; therefore, the ratio of earnings to fixed charges is the same as the ratio of earnings to combined fixed charges and preferred stock dividends.